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September 7, 2007

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE - Mail Stop 3561
Washington, D.C. 20549

Re:	NRDC Acquisition Corp. Registration Statement on Form S-1 File No. 333-144871

Dear Mr. Reynolds:

On behalf of our client, NRDC Acquisition Corp., a Delaware corporation (the “Registrant”), enclosed for review by the Securities and Exchange Commission (the “Commission”) are four (4) copies of Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-144871, of the Registrant (as amended, the “Registration Statement”), two (2) of which are marked to show changes to the Registration Statement filed on July 26, 2007.  The Registration Statement has been revised to respond to the comments of the Staff of the Commission (the “Staff”) that were contained in your letter dated August 24, 2007 (the “Comment Letter”) and to effect such other changes as the Registrant deems appropriate.

Set forth below are the responses of the Registrant to the comments in the Comment Letter.  For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Registrant.  Page numbers refer to page numbers of the unmarked version of the Registration Statement as submitted on the date of this letter.

General

1.
Prior to effectiveness, please also provide a copy of the letter from the NASD or a telephone call informing us that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements.

The Registrant will undertake to provide the Staff with a copy of the Financial Industry Regulatory Authority’s (“FINRA”) no objections letter once received.

Sidley Austin LLP is a limited liability partnership practicing in affiliation owith other Sidley Austin partnerships

Mr. John Reynolds
September 7, 2007

2.	Please describe the business and ownership of NRDC Equity Partners.

NRDC Equity Partners is a private equity firm that acquires operating companies in the retail, leisure, lodging and commercial real estate sectors.  NRDC Equity Partners and its affiliate, NRDC Real Estate Advisors, LLC, are each wholly-owned by the Registrant’s four executive officers.  NRDC Real Estate Advisors, LLC is the sole member of the Registrant’s sponsor, NRDC Capital Management, LLC.

3.	Please clarify the relationships among NRDC Real Estate Advisors, NRDC Equity Partners and National Realty & Development Corporation (the “NRDC entities”).

NRDC Real Estate Advisors, LLC and NRDC Equity Partners are entities whose sole members are the Registrant’s four executive officers.  NRDC Real Estate Advisors, LLC provides advisory services to development and real estate companies and NRDC Equity Partners is a private equity firm that acquires operating companies in the retail, leisure, lodging and commercial real estate sectors.  National Realty & Development Corporation is a development and management company owned by Robert C. Baker and Richard A. Baker, two of the Registrant’s executive officers.

4.
Please provide the full legal names of all organizations identified as those with which the executive officers are affiliated, see, for example, page 2 (referring to “the corporate GPs of the Apollo real estate funds”).

Set forth in Exhibit A to this letter are those entities with which the Registrant’s executive officers are affiliated (other than the NRDC entities) and to which they would have a pre-existing fiduciary duty to present business opportunities prior to presenting such opportunities to the Registrant.

5.
We note the right of first offer agreement among the sponsor, NRDC Equity Partners and the executive officers of the company. Among other things, the agreement requires the parties, subject to their respective pre-existing fiduciary obligations, to offer business opportunities to the company before any other entity, and to “cause companies or entities under their management or control” to do likewise. See page 3. Please identify the companies that are within the purview of the quoted language. It appears that the parties would have “pre-existing fiduciary obligations” with respect to all entities with which they were affiliated prior to the company’s organization. Please confirm, if appropriate.

The Registrant has identified these companies in its response to comment No. 4 above and, with respect to the Registrant’s independent directors, has disclosed these affiliations

Mr. John Reynolds
September 7, 2007

in the Registration Statement.  The Registrant has included disclosure in the Registration Statement stating that each of our executive officers and directors may be deemed an affiliate of companies for which such executive officer or director serves as an officer or director or for which such executive officer or director has a pre-existing fiduciary duty and that a conflict of interest could arise if an opportunity is appropriate for one of such companies.   The Registrant believes that the procedures established with respect to the sourcing of a potential business combination by our executive officers and directors eliminates such conflict for our executive officers and directors.  These procedures specify that in each case where a potential business combination must be presented to any company for which such executive officer or director serves as an officer or director or otherwise has a pre-existing fiduciary duty (other than the Registrant’s sponsor, NRDC Real Estate Advisors, LLC and NRDC Equity Partners), that opportunity will not be presented to the Registrant until after such executive officer or director, as the case may be, has presented the opportunity to such company and such company has determined not to proceed.  This restriction will be set forth in letters between the Registrant and its sponsor, the NRDC entities and its executive officers and directors and filed as exhibits to the Registration Statement.

6.
The prospectus suggests in various ways that the company will follow in the footsteps of the various NRDC entities.  In this regard, we note, for example, the company’s name, its sponsor, the affiliations of the executive officers with the NRDC entities, the right of first offer agreement, and the discussions in the business section under the respective captions, “NRDC Investment Approach” on pages 53-54 and “Assistance from Senior Managers of NRDC and Apollo” on pages 54-55. On page 54, the company states that, “We believe that the NRDC investment approach will be useful to us in identifying a potential business combination in industries that have traditionally relied on real estate assets such as [retail, lodging and leisure, industrial and healthcare/senior facilities].”

However, the company is not limited to any particular industry in its search for a target company(ies). The company generally has “virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses.” See, for example, page 57. It therefore appears that all the disclosure concerning business methods of the NRDC entities, and such matters as “the opportunity to create or extract value from the real estate platform,” see, for example, page 2, could prove superfluous. Please revise the prospectus throughout to make clear that the company’s search for a target business(es) is not confined to the real estate industry or any ancillary activity. Revise your Item 101 of Regulation S-K disclosure to discuss your intended search process in more detail, since you are able to acquire companies outside of management’s expertise. Provide relevant risk factors.

Mr. John Reynolds
September 7, 2007

Disclose in detail the factors the company would use to decide to invest in a business that is outside the expertise of its executive officers. Explain how these criteria would differ from those used to evaluate businesses that are within their expertise. The prospectus should state, among other things, whether the company will consider companies outside the real estate industry early in the process, if they are presented to it.

The Registrant’s efforts in identifying a prospective target business will not be limited to a particular industry or geographic location, but will focus on those opportunities that its management believes provide opportunities for growth.  The disclosure in the Registration Statement states that the Registrant initially will focus on operating businesses where its management believes that it can create value from the real estate underlying the business.  However, it will not limit itself to a business combination with an operating company that meets that criterion if it believes another target has the potential to create significant shareholder value.  While the executive officers of the Registrant have extensive real estate experience, they also have significant experience in identifying, acquiring and managing operating companies, irrespective of the companies’ real estate.  The Registrant has revised the disclosure to make clear that it will consider operating businesses in any industry, whether inside or outside the real estate industry.  Given the breadth of experience of its executive officers, the Registrant does not believe that there are material risks associated with the Registrant’s acquisition of an operating business outside the real estate industry.

7.
Further, we note the criteria for target companies set forth in the prospectus. See, for example, pages 2, 58. Although the company “may enter into a business combination with a target business that does not meet all of these criteria,” the prospectus affirms that, “[we] will focus on established businesses with a record of sound operating results. It is not our intention to acquire a start-up company.” There follow a number of other affirmative declarations, including:

•	“ ... we will focus on businesses where we have the opportunity to create or extract value from the real estate platform.”

•	“We will concentrate on target businesses with an effective management team already in place.”

•	“We will look for businesses .... [that utilize] best business practices.”

•	“We will seek to acquire strong competitors in industries with appealing prospects for future growth and profitability.”

Mr. John Reynolds
September 7, 2007

Elsewhere, however, the prospectus states that, “We may combine with a target business with a history of poor operating performance,” see, for example, page 34, or “an operating business that is financially unstable or in the development stage,” see page 56. Please revise the discussion of criteria for target companies, as appropriate throughout the prospectus, to make clear that the company may select a target company in any industry. As a related matter, ensure that the discussion is consistent with other discussions of the executive officers’ or their affiliates’ general approach to the selection of companies for investment.

Please see the Registrant’s response to comment no. 6 above.  The Registrant has revised the disclosure in the Registration Statement to make clear that it may elect to pursue a business combination with an operating business in any industry.

8.
The prospectus states that the company will proceed with a business combination only if, among other things, public stockholders owning no more than 30% (minus one share) of the shares sold in the offering exercise their conversion rights. Please provide clear disclosure throughout the prospectus that this percentage requirement differs from that of a traditional SPAC and add a risk factor. In addition, please add a risk factor to discuss the risks associated with this percentage requirement. Provide clear disclosure throughout that this requirement will make it easier for a business combination to be approved over dissenting stockholder votes.

The Registrant has added a risk factor and revised the disclosure in the Registration Statement on pages 26 and 80 to highlight the increase in the percentage requirement.

9.
The prospectus states in various places that the executive officers currently intend to be involved in management of the combined company. See, for example, page 29. Please ensure that this intention is reflected consistently throughout the prospectus. See, for example, page 43 (stating that role of officers and directors after initial business combination is uncertain); page 61 (stating that, while one or more directors possibly may remain associated with the combined company, it is unlikely that any will devote full efforts to that company).

The Registrant has revised the Registration Statement to reflect this intention consistently throughout the prospectus.

10.
We note that the company may require stockholders that wish to convert their shares to tender their certificates to the company’s transfer agent prior to the stockholder meeting or to deliver their shares to the transfer agent electronically. See, for example, page 12. We note also the discussion in the business section. Please revise the prospectus to address the following points:

Mr. John Reynolds
September 7, 2007

See, for example, page 12. We note also the discussion in the business section. Please revise the prospectus to address the following points:

•
Please explain the statement on page 63 that, “Thus, the conversion right, to which stockholders were aware they needed to commit before the stockholder meeting, would become a “put” right surviving past the consummation of the business combination until the converting holder delivered his certificate.’’

The Registrant has revised the disclosure on page 66 to explain this statement more clearly in order to comply with the Staff’s comment.

•
Add to the Summary the disclosure in Business, that is: (i) contrast the procedures for conversion with those of traditional SPACs; (ii) explain the reason and need for these additional steps and the tendering of certificates before the stockholder meeting, given that it is unclear whether conversion will occur; and (iii) explain the procedures that the company will follow if a shareholder tenders his shares, the proposed combination is not approved and the company continues to search for a target company.

The Registrant has revised the disclosure in the Registration Statement on pages 12-13 and 66 to comply with the Staff’s comment.

•
Revise your disclosure to indicate how long it will take the DWAC System to process a shareholder conversion request, and clarify whether shares will be considered tendered for conversion purposes based on a shareholder request to DWAC or upon delivery to the company.

The Registrant has revised the disclosure in the Registration Statement on pages 13 and 67 to comply with the Staff’s comment.

•
Provide clear disclosure as to the minimum amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Explain whether the minimum time period would be sufficient for an average investor to meet the steps required to exercise its conversion rights. Clarify why investors who attend the meeting are not able to tender their shares in person at the time of the meeting.

Mr. John Reynolds
September 7, 2007

The Registrant has revised the disclosure on pages 12-14 and 66-68 to comply with the Staff’s comment. Although the Registrant believes that the delivery process can be accomplished in a matter of hours by contacting the transfer agent or such stockholder’s broker and requesting the delivery of its shares through the DWAC System, the Registrant has no control over the process and it may take significantly longer than expected.  Consequently, the Registrant has agreed to only require stockholders to deliver their certificates prior to the vote if, in accordance with AMEX’s proxy notification recommendations, the stockholders receive the proxy solicitation materials at least twenty days prior to the meeting.

•
Provide clear disclosure regarding any costs associated with tendering the physical or electronic shares and any other requirements or steps to elect conversion. Also, include a statement indicating that any fee, to the extent it is passed through to the investor, may discourage conversions and make it more beneficial for shareholders to simply sell their shares in the market. With a view to disclosure, tell us why shareholders are not being requested to transfer shares to the transfer agent a reasonable time after the meeting and approval of the transaction, so that no extraneous expenses or steps would be necessary on the part of shareholders transferring shares in the event the business transaction is rejected.

The Registrant has revised the disclosure in the Registration Statement on pages 13 and 67 to comply with the Staff’s comment.  Similar to most recent SPACs of this nature, the Registrant may require stockholders to tender their shares prior to the meeting in order to be able to determine, immediately upon approval of the business combination at the meeting, how many shares are being converted and consequently whether the Registrant will be required to use substantially all its cash in the trust account to consummate the business combination or arrange third party financing.  Given the limited time period in which the Registrant is required to complete the business combination, particularly in the case of an acquisition for which the primary consideration is cash, it may impose these restrictions in order to timely complete and finance, if necessary, an approved business combination.

•
We note that these additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders potentially not meeting all of the requirements for conversion. Please revise the Summary and Business to contrast your procedures for conversion with the conversion process of the traditional SPAC, including any fees and steps that would be necessary even if conversions do not occur. Please add a risk factor highlighting the additional steps and differences between your procedures

Mr. John Reynolds
September 7, 2007

and the conversion feature of a traditional SPAC. To the extent you have considered whether the additional step may minimize conversions and avoid further indebtedness or possible rejection of the proposed transaction, revise to clarify. We may have further comment.

The Registrant has revised the disclosure in the Registration Statement on pages 12-14 and 66-68 and added an additional risk factor on page 27 to comply with the Staff’s comment.

•	Revise to clarify whether the requirements that the physical certificate be provided to the transfer agent prior to the meeting applies to both the record holders and the holders in “street name.”

The Registrant has revised the disclosure in the Registration Statement on pages 13 and 66-67 to comply with the Staff’s comment.

11.
We note the transfer restrictions upon various common shares held or to be held by the sponsor, that is, the initial common shares; the shares issuable upon exercise of the private placement warrants; and the shares included in, and issuable upon exercise of the warrants in, the co-investment units. Please state whether the transfer restrictions will apply to equity interests in the sponsor.

In the insider letters executed among the Company, Banc of America Securities LLC and each executive officer and as filed as exhibits to the Registration Statement (the “Insider Letters”), each executive officer will agree to subject the equity interests in the sponsor to the same transfer restrictions as those imposed upon the sponsor in respect of the initial common shares; the shares issuable upon exercise of the private placement warrants; and the shares included in, and issuable upon exercise of the warrants in, the co-investment units.

12.
Please avoid jargon and/or promotional language in the prospectus. See, for example, page 2 (“real estate platform value,” “extract value,” “businesses with a positive culture that empowers its staff”); page 53 (“equity investment approach,” “dynamic relationship,” “holistic method of investment research,” “enhancing, growing or repositioning the real estate underneath the operating business,” “platform acquisitions”); page 54 (“value creation opportunities”); page 58 (“leveraging our experience and relationships within our executive officers and directors”).

Mr. John Reynolds
September 7, 2007

The Registrant has revised the disclosure throughout in the Registration Statement to comply with the Staff’s comment.

Prospectus Summary, page 2

13.	We note that the company may enter into an initial business combination with a company located outside the United States. See, for example, page 34. Please provide this information in the summary.

The Registrant has revised the disclosure in the Registration Statement on page 1 to comply with the Staff’s comment.

14.	On page 3, please explain the meaning of the term, “business broker.”

The Registrant has revised the term to refer simply to “brokers.”  These refer to those people or entities whose business it is to mediate between a buyer and a seller.  These may include real estate brokers or brokers of other assets.

The Offering, page 5

Co-investment units purchased through private placement, page 7

15.	Please state the percentage ownership of issued and outstanding common stock of the company that the sponsor will hold after completion of the offering. See page 82.

The Registrant has revised the disclosure in the Registration Statement on page 8 to comply with the Staff’s comment.

16.
Please explain the purpose of the co-investment. Describe the principal terms of any related agreements and file the agreements as exhibits. Lastly, please discuss the intended use of proceeds from such funding.

The business purpose of the co-investment is to provide additional capital to the Registrant and to demonstrate the Registrant’s sponsor’s further commitment to the Registrant’s completion of a business combination.  The intended use of such proceeds will be to fund the potential business combination or to provide additional “seed capital” to the Registrant after the initial business combination.  The Registrant has disclosed the principal terms of the related co-investment agreement and will file the form of such agreement as an exhibit to the Registration Statement.

Mr. John Reynolds
September 7, 2007

Summary Financial Data, page 16

17.
Based on your disclosure on F-3, we note that there are approximately 62.8 million authorized and unissued shares. There appear to be outstanding commitments to issue shares of common stock which exceed this amount, as 57.5 million shares are being registered in the proposed offering, there is a commitment to issue an additional 5.0 million shares underlying the private placement warrants and there is a commitment to issue 5.0 million shares underlying the co-investment units. Accordingly, it would appear that all of the warrants would be required to be classified as liabilities in accordance with paragraph 19 of EITF 00-19. Please revise your disclosures throughout the registration statement accordingly, or tell us why you believe that no revisions are required.

In order to accommodate an increase in the proposed offering size and taking into account an increase in the per unit price, the Registrant has further amended its amended and restated certificate of incorporation to authorize a total of 106,000,000 additional shares of common stock and has effected a 6 for 5 stock split of its shares of common stock .  The Registrant believes that this number of shares will be sufficient in order to adequately reserve for future exercises of its warrants.

The warrants should not be classified as liabilities under paragraph 19 of EITF 00-19.  The form of the warrant agreement states that in no event will the Company be required to net cash settle a warrant exercise.  Accordingly, the Registrant has not revised the disclosure in the Registration Statement in response to this comment.

Risk Factors, page 18

Risks Relating to the Company and the Offering

18.
Please refer to the twenty-sixth risk factor on page 30. Please revise the second sentence in the discussion, which appears to state that the sponsor and executive officers would lose their entire investment in the company, if they were to receive distributions with respect to shares that they had acquired before the offering.

Mr. John Reynolds
September 7, 2007

The current disclosure states that the sponsor and such officers have agreed to waive their rights to distributions from the trust account with respect to their shares of our common stock in the event of the Company’s liquidation.  Accordingly, they will not receive any distributions in such event and their investment in the Company will be worthless.

Dilution, page 46

19.
We note your disclosure on page 47 of the proceeds held in trust account subject to conversion to cash of $59,999,992.  This appears to be a typographical error. It appears this amount should be $56,999,992 ($7.60 per share price times 7,499,999 shares) as you have already reduced the numerator for the full amount of deferred underwriting costs. Please advise or revise.

The filing contained a typographical error.  The applicable financial information has been revised and updated to account for the increase in the offering size and the change in unit value as noted in the Registrant’s response to comment 17 above.

Proposed Business, page 52

Assistance from Senior Managers of NRDC and Apollo, page 54

20.
Please explain the basis on which Messrs. Casale, Pall, Watros and Earle will provide assistance to the company. It also appears that Mr. Casale is an officer of NRDC Capital Management, LLC.  See, for example, Exhibit 10.10, NRDC Acquisition Corp. Subscription Agreement (signature page). Please add this information to page 54.

The Registrant’s sponsor and its affiliates and Apollo Real Estate Advisors have agreed to make Messrs. Casale, Pall, Watros and Earle available at no cost to the Registrant.   Pursuant to this agreement, supporting the Registrant is part of the employment duties of such individuals to the Registrant’s sponsor and their affiliates and Apollo Real Estate Advisors.  The Registrant has revised the disclosure on page 58 to specify this and to include the fact that Mr. Casale is an officer of NRDC Capital Management, LLC.

Certain Relationships and Related Transactions, page 78

21.
Please explain the statement that, “Our sponsor will not receive any additional carried interest (in the form of additional units, common stock, warrants or otherwise) in connection with the co-investment.”

Mr. John Reynolds
September 7, 2007

This statement means that the sponsor will not receive any additional benefits for its commitment to co-invest as would be the case in a co-investment opportunity in a traditional private equity investment where the investor making the co-investment would not be required to pay any additional management fees or carried interest to the investment manager or general partner of the fund.

22.	As a related matter, please explain the following statements on pages 9 and 78:

In the event that the co-investment units are not purchased immediately prior to our consummation of our initial business combination, each person that has a co-investment obligation has agreed to forfeit all of the shares and private placement warrants that such person purchased from us prior to the completion of this offering.

In the event that our sponsor defaults on its obligation to make such co-investment, it will forfeit its existing investment in the company.  The Registrant believes that this disincentive is appropriate and similar to other publicly registered SPACs with co-investment features.

Conflicts of Interest, page 79

23.
The prospectus states that the executive officers and directors of the company have agreed not to become affiliated with any other blank check companies until the company’s initial business combination or liquidation. Please state whether these agreed-upon terms are in a binding written agreement and, if so, please describe the principal terms of the agreement and file it as an exhibit.

The terms referred to will be set forth in the Insider Letters.  The Registrant has revised the disclosure appropriately to comply with the Staff’s comment.

Underwriting, page 98

24.
We note the contingent nature of the underwriters’ compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

The Registrant has inserted additional language in the disclosure in the section entitled “Underwriting” on page 106 to comply with the Staff’s comment.

Mr. John Reynolds
September 7, 2007

25.
We note your disclosure that, “[i]f all the units that the underwriters have committed to purchase from us are not sold at the initial public offering price, the underwriters may change the public offering price and the concession and discount to broker/dealers.” Please explain this statement in your disclosure as appropriate. Please tell us the basis for this statement and explain the actions you will take to effect these changes.

The basis for changing the public offering price and the concession and discount to broker/dealers would be to sell the units after an event occurred so severe as to prevent the underwriters from marketing the units at the price agreed upon and contracted for in the underwriting agreement.  Under these circumstances, the risk is allocated to the underwriters as they have contracted with us to pay us the proceeds based on the offering price.  The representative of the underwriters would have to reduce the price and increase the concession and discount to broker/dealers in order to complete the distribution.

The Registrant has been advised by the representative of the underwriters that it has been their experience that the public offering price and other selling terms are rarely changed after the underwriters commence selling units at the initial public offering price.  However, if any changes to the public offering price and other selling terms would lead to any untrue statement of a material fact in the disclosure, the Registrant will update the disclosure as required by law.

Financial Statements

General

26.	Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

The Registrant has filed an updated consent and will undertake to update the financial statements appropriately as required to comply with the Staff’s comment.

* * * * * * *

We would be grateful if the Staff would provide any comments to the revised Registration Statement at its earliest convenience so that we may provide any additional responses required.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me.

Mr. John Reynolds
September 7, 2007

Very truly yours,
/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Blaise Rhodes (SEC)
Cathey Baker (SEC)
Richard A. Baker (NRDC Acquisition Corp.)
Jack I. Kantrowitz (Sidley Austin LLP)
Floyd I. Wittlin (Bingham McCutchen LLP)

Mr. John Reynolds
September 7, 2007

Exhibit A

Executive Officer Affiliations

William L. Mack

Mack-Cali Realty Corporation
City and Suburban Financial Corporation
Apollo GPs*

Lee Neibart

Linens ‘N Things
Meadowbrook Golf Group
Somerville Senior Living
Apollo GPs*

Robert C. Baker

City and Suburban Financial Corporation

Richard A. Baker

Lord & Taylor Holdings, LLC
Meadowbrook Golf Group
Somerville Senior Living

*Apollo GPs

Apollo Real Estate Investment Fund II, L.P.
Apollo Real Estate Investment Fund III, L.P.
Apollo Real Estate Investment Fund IV, L.P.
Apollo International Real Estate Fund, L.P.
Apollo-GMAC Real Estate Mezzanine Fund, L.P.
Apollo European Real Estate Fund II, L.P.
Apollo Real Estate Investment Fund V, L.P.
Sun Apollo India Real Estate Fund LLC
Apollo Real Estate Finance Corporation

Mr. John Reynolds
September 7, 2007

Apollo Real Estate Advisors II, L.P.
Apollo Real Estate Advisors III, L.P.
Apollo Real Estate Advisors IV, L.P.
Apollo International Real Estate Advisors, L.P.
Apollo Real Estate Mezzanine Advisors, LP
GMACCM Real Estate Mezzanine GP, LLC
Apollo EU Real Estate Advisors II, L.P.
Apollo Real Estate Advisors V, L.P.
SUN-Apollo Capital LLC
AREFIN Co-Investors LLC
Value Enhancement Fund
Value Enhancement Fund Fund II, LLC
Value Enhancement Fund III, LLC
Value Enhancement Fund IV, L.P.
Value Enhancement Fund V, L.P.
VEF V International Project Holdings, L.P.
Value Enhancement Fund, L.P. VI
The Equitable Life Assurance Society of the United States and its subsidiary companies
VEF Advisors, LLC or its wholly-owned subsidiary
VEF Advisors, LLC or its wholly-owned subsidiary
VEF Advisors, LLC or its wholly-owned subsidiary
VEF Advisors, LLC or its wholly-owned subsidiary
VEF Advisors, LLC or its wholly-owned subsidiary
VEF VI Group Incentive, LLC